UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)
ProElite, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
74266D303
(CUSIP Number)
October 16, 2008
(Date of Event Which Requires Filing of this Statement)
Sumner M. Redstone National Amusements, Inc. 846 University Avenue Norwood, Massachusetts 02062 Telephone: (781) 461-1600
with a copy to: Louis J. Briskman, Esq. CBS Corporation 51 West 52nd Street New York, New York 10019 Telephone: (212) 975-4321
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

This Amendment (“Amendment No. 1”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Showtime Networks Inc., a Delaware corporation (“Showtime”), CBS Operations Inc., a Delaware corporation (“CBS Operations”), CBS Corporation, a Delaware corporation (“CBS”), NAIRI, Inc., a Delaware corporation (“NAIRI”), National Amusements, Inc., a Maryland corporation (“NAI”), and Sumner M. Redstone. Showtime, CBS Operations, CBS, NAIRI, NAI and Mr. Redstone are collectively referred to as the “Reporting Persons.”

This Amendment No. 1 amends the Schedule 13D originally filed with the Commission on September 17, 2008 (the “Original Schedule 13D”).

All terms used, but not defined, in this Amendment No. 1 are as defined in the Original Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is amended as follows:

"Showtime has ceased its exploratory discussions with the Issuer with respect to a possible acquisition of assets of the Issuer.  The person designated by Showtime to serve as a director of the Issuer has resigned. Showtime believes that the Issuer is in default under the promissory notes dated June 18, 2008 and September 10, 2008 that evidence indebtedness of the Issuer to Showtime.  Showtime has given the Issuer notice of such default and may from time to time pursue remedies available to it under such promissory notes and related documentation. However, there can be no assurance as to which remedies (if any) that Showtime will determine to pursue."

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated: October 21, 2008

SHOWTIME NETWORKS INC.

By:	/s/ Louis J. Briskman
Name:	Louis J. Briskman
Title:	Executive Vice President

CBS OPERATIONS INC.

By:	/s/ Louis J. Briskman
Name:	Louis J. Briskman
Title:	Executive Vice President and General Counsel

CBS CORPORATION

By:	/s/ Louis J. Briskman
Name:	Louis J. Briskman
Title:	Executive Vice President and General Counsel

NAIRI, INC.

By:	/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Title:	Chairman and President

NATIONAL AMUSEMENTS, INC.

By:	/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Title:	Chairman and Chief Executive Officer

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Individually